EXECUTION COPY










                     ASSET PURCHASE AGREEMENT


                             BETWEEN


                      CASTEL HOLDINGS, INC.,


                          JOHN C. CASTEL


                               AND


               SUNDANCE REHABILITATION CORPORATION

                     ASSET PURCHASE AGREEMENT


          THIS ASSET PURCHASE AGREEMENT, dated as of April 3, 1997 is made and entered into between CASTEL HOLDINGS, INC., a Kansas corporation ("Seller"), JOHN C. CASTEL, an individual ("Castel") and SUNDANCE REHABILITATION CORPORATION, a Connecticut corporation ("Buyer").


                         R E C I T A L S

          WHEREAS, Seller has previously acquired, or prior to the closing provided for herein will acquire, all of the assets of PTI, Inc., a Kansas corporation ("PTI") pursuant to K.S.A. Section 17-6703 (the "Kansas short-form merger statute"); and

          WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Assets (as defined below), upon the terms and subject to the conditions set forth herein.


                        A G R E E M E N T

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and conditions hereinafter set forth, the parties hereto hereby agree as follows:


1    PURCHASE AND SALE; REIMBURSEMENT FOR LIABILITIES

     1.1 Assets. Subject to the terms and conditions contained in this Agreement, on the Closing Date (as hereinafter defined), Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, the assets, properties, rights, privileges, claims and contracts of Seller reflected on the December 31, 1996 balance sheet of PTI attached as Schedule 1.1 and those acquired either by PTI or Seller in the ordinary course of business thereafter, but not including any obligations receivable from Castel (the "Assets"), free and clear of all security interests, mortgages, liens, charges or other adverse claims ("Encumbrances") other than Permitted Encumbrances (as hereinafter defined), and including, without limitation, the assets described in Sections 1.1.1 through 1.1.8 below.

          1.1.1 Property and Equipment. All property and equipment listed on Schedule 1.1.

          1.1.2     Intellectual Property.  All of Seller's
right, title and interest in and to the copyrights, service marks, trademarks and logos, and registrations and applications for registration therefor, the patents, patent applications, licenses (including without limitation patent licenses) and royalty rights, and the inventions, processes, know-how, formulae, trade secrets, compositions, designs, drawings, specifications, patterns, blueprints, plans, files, notebooks and records relating to research, engineering and development activities, production data and shop rights described on Schedule
1.1.2 (the "Intellectual Property").

          1.1.3 Trade Accounts. All trade accounts of the Seller.

          1.1.4 Inventory. All inventory of raw materials and finished goods of Seller.

          1.1.5 Prepaid Expense. Prepaid expenses described on Schedule 1.1.5.

          1.1.6     Manufacturing and Distribution Agreements.
All of Seller's rights under manufacturing and distribution agreements as described in Schedule 1.1.6.

          1.1.7 Goodwill. All of Seller's goodwill, customer lists and other intangibles.

          1.1.8     Cash.  All of Seller's cash, except for
(a) cash paid to Seller by Castel after December 31, 1996, and
(b) a cash advance made by Buyer concurrently with the execution of this Agreement in the amount of $245,000 to the extent the total of such payments exceed the sum of (x) payments made to minority shareholders in the merger referred to in Section 6.5 and expenses related to such merger and (y) any amount paid to settle the Promatek dispute.

     1.2  Reimbursement For Liabilities.   Buyer shall reimburse
Seller for those liabilities or obligations of Seller reflected on the December 31, 1996 balance sheet of PTI attached as
Schedule 1.1, those acquired in the ordinary course of business thereafter, those reflected on the schedules attached hereto, and obligations payable to HC, Inc. acquired by Seller in the Merger (as defined in Section 6.5 hereof); provided, however, the Buyer shall not reimburse Seller for any liabilities or obligations of Seller or PTI to Promatek, Inc. ("Promatek") as to which Seller shall retain all responsibility and Buyer shall not reimburse Seller for any liability relating to PTI's or Seller's corporate affairs, including any liability to minority shareholders of PTI. The liabilities Seller is to be reimbursed for hereunder are hereinafter referred to as the "Reimbursable Liabilities". Buyer shall not assume any liabilities of Seller.

     1.3 Asset Purchase Price. As full consideration for the sale, conveyance, transfer, and delivery of the Assets and subject to the terms and conditions of this Agreement, Buyer shall:

          1.3.1 Pay to Seller on the Closing Date cash in an amount sufficient to reimburse Seller for the estimated amount of the Reimbursable Liabilities as set forth in Section 1.2 of this Agreement; and

          1.3.2 Upon the Closing Date, forgive an advance made by the Buyer to the Seller in the amount of Two Hundred
Forty-Five Thousand Dollars ($245,000) which Buyer agrees to make concurrently with the execution of this Agreement; and

          1.3.3 With respect to Reimbursable Liabilities, the exact amount of which will not be known on the Closing Date, Buyer shall pay to Seller cash in an amount sufficient to reimburse Seller for such Reimbursable Liabilities immediately upon the determination of the exact amount of such Reimbursable Liabilities, less any estimated amount of such Reimbursable Liabilities already paid to Seller pursuant to Section 1.3.1 hereof.

     1.4 Purchase of Additional Inventory. PTI is currently in litigation with Promatek. If the litigation with Promatek is resolved or otherwise settled, and pursuant to such resolution or settlement, Seller or PTI acquires any inventory previously sold by PTI to Promatek, then Buyer shall purchase such Inventory for a purchase price equal to the lesser of (i) the realizable cash value of thereof or (ii) the amount (not less than zero) by which the payment made by Seller or PTI in the resolution or settlement exceeds $130,000. If the amount of the payment required hereunder is zero, such inventory shall be purchased by Buyer for One Dollar ($1.00).

     1.5 Manner of Payment and Allocation of Consideration. Any amount payable pursuant to Section 1.3 or 1.4 shall be payable in immediately available funds by means of wire transfer to the account as shall be directed in writing by Seller. The consideration for the Assets paid pursuant to Section 1.3 or 1.4 shall be allocated among the Assets in accordance with Schedule 1.5.


2    CLOSING

     2.1 Closing Date. Subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement shall take place at the offices of Stinson, Mag & Fizzell, P.C. at 10:30 a.m. Central Standard Time on the third business day following the consummation of the Merger (as defined in Section 6.5 hereof), or at such time and place as the parties shall mutually agree in writing (the "Closing Date").

     2.2  Closing Transactions and Related Matters.  On the
Closing Date:

          2.2.1 Seller shall deliver to Buyer a Bill of Sale executed by Seller in the form attached hereto as Exhibit A (the
"Bill of Sale").

          2.2.2 Seller shall deliver to Buyer such additional consents, releases, authorizations, transfers and other documents as may be reasonably requested by Buyer to carry out the provisions of this Agreement and to fully accomplish their purpose and intent.

          2.2.3 Buyer shall deliver to Seller the funds as set forth in Section 1.3.1.

          2.2.4 For all purposes as between the parties, the closing of the transactions contemplated by this Agreement shall be deemed to have taken place as of the close of business on February 28, 1997.

     2.3  Post Closing Transactions.  Not later than the later of
(i) the Closing Date or (ii) the date of the resolution or settlement of the Promatek litigation:

          2.3.1 Seller shall deliver to Buyer a Bill of Sale covering the Inventory executed by Seller in a form satisfactory to Buyer.

          2.3.2 Buyer shall deliver to Seller the funds as set forth in Section 1.4.


3    REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of Seller. As used in this Agreement, "Seller's knowledge" or "to the best knowledge of Seller" shall mean the knowledge of Seller or Castel. Seller and Castel each represent and warrant to Buyer, both upon execution and as of the Closing Date, as follows:

          3.1.1 Organization, Good Standing and Corporate Power. Seller is, and prior to the Merger (as defined in Section 6.5 hereof), PTI was, a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Kansas and is qualified to do business and in good standing as a foreign corporation under the laws of each jurisdiction in which such qualification is required, except where the failure to be so qualified could not reasonably be expected to have a material adverse effect on Seller's or PTI's business or financial condition. Seller has the corporate power and authority to own, lease, and operate its properties and to carry on its business as currently conducted. Prior to the Merger, PTI had the corporate power and authority to own, lease, and operate its properties and to carry on its business as previously conducted.

          3.1.2 Authorization. Seller has full corporate power and authority to execute and deliver this Agreement and the Bill of Sale and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Bill of Sale have been duly authorized by all necessary corporate action on the part of Seller. Seller has duly executed and delivered this Agreement and this Agreement does and the Bill of Sale, when executed will, constitute legally valid and binding obligations of Seller, enforceable in accordance with their respective terms.

          3.1.3     Title to Assets.  Seller has good and
marketable title to the Assets free and clear of all Encumbrances, except for the Encumbrances set forth in Schedule
3.1.3 attached hereto (the "Permitted Encumbrances").

          3.1.4 Books and Records. The books of account and other financial records of Seller, including those acquired from PTI, are in all material respects complete and correct and have been maintained in accordance with good business practices. The minute books of Seller and PTI contain accurate and complete records of all meetings of and accurately reflect all corporate actions of the shareholders and directors of PTI and Seller. Copies of all such records will be furnished to Buyer upon request.

          3.1.5 Assets. Upon the consummation of the Merger (as defined in Section 6.5 hereof), Seller will own or have rights to all of the assets, as reported in the Financial Statements (as defined in Section 3.1.6), subject to such limitations as are disclosed in the Financial Statements. To the best knowledge of Seller, the assets are in good condition, excepting reasonable wear and tear, are usable in the ordinary course of Seller's business and were usable in the ordinary course of PTI's business as conducted on February 28, 1997.

          3.1.6 Financial Statements; No Undisclosed Liabilities. Seller has delivered to Buyer a copy of PTI's audited financial statements for the period ended June 30, 1996 and its unaudited financial statements for the six months ended December 31, 1996, including any related notes, supplementary information, and exhibits thereto (the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP and are accurate, complete and correct in all material respects and present fairly the financial position of PTI as of their respective dates. The Financial Statements make full and adequate provision for all fixed or contingent obligations, liabilities and commitments of PTI as of December 31, 1996. As of the Closing Date, Seller, as acquiror of PTI's assets or otherwise, will not have, and prior to the Merger (as defined in Section 6.5 hereof), PTI did not have, any liabilities, whether fixed or contingent, except as disclosed on the Financial Statements or as incurred in the ordinary course of business subsequent to December 31, 1996 or as set forth in Schedule 3.1.6 hereto.

          3.1.7 Absence of Certain Changes or Events. Except as disclosed in Schedule 3.1.7, the other Schedules attached hereto, or as may have been consented to by Buyer in writing, neither PTI nor Seller has, since December 31, 1996:

               3.1.7.1   Incurred any fixed or contingent
obligation, liability, or commitment except trade or business obligations incurred in the ordinary course of its business, none of which is materially adverse or was entered into for an inadequate consideration.

               3.1.7.2   Discharged or satisfied any lien or
     encumbrance or paid any fixed or contingent obligation or liability, except for current obligations or liabilities reflected or reserved against on the Financial Statements or current obligations or liabilities incurred in the ordinary course of business.

               3.1.7.3   Transferred, leased, licensed or
     disposed of any of its assets or properties, except in the ordinary course of business and except the transfer of assets by PTI to Seller.

               3.1.7.4 Suffered any adverse change in, or any event or events which, have had or to the best knowledge of Seller will cause a material adverse effect on its or PTI's financial condition, results of operations, properties, business or prospects.

               3.1.7.5   Made any loan to or entered into any
     other transaction with any of its officers, directors, employees, or shareholders giving rise to any claim or right of, by, or against any such person.

          3.1.8     Tax Matters.  Seller and PTI have
(i) prepared and filed with the appropriate governmental authorities all tax returns required to be filed by them under all applicable laws or regulations, which returns were prepared in conformity with such applicable laws and regulations;
(ii) paid all taxes indicated as being due and owing either by such returns or by any assessment, deficiency notice, 30-day letter, or similar notice received by them; and (iii) made sufficient provision in the Financial Statements for all accrued but unpaid taxes, interest and penalties (if any), whether or not disputed, for all periods ended on or before December 31, 1996. There is no basis for any assessment, deficiency notice, 30-day letter, or similar notice with respect to income tax, sales tax or any other taxes to be issued to Seller or PTI by the Internal Revenue Service or any other taxing authority with respect to any taxable period ending on or before the Closing Date. Except as disclosed in Schedule 3.1.8, neither Seller nor PTI has executed or filed with the Internal Revenue Service or any other taxing authority any agreement extending the period for assessment or collection of any income or other taxes or any consent to have the provisions of Section 341(f) of the Code, applied to it. Neither PTI nor Seller is a party to any pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against them. Copies of all federal and state income tax returns and all schedules and other supporting documents thereto filed by Seller or PTI with the Internal Revenue Service and all state taxing authorities for each of its last three fiscal years and all communications relating thereto have been provided to Buyer and are true, accurate and complete copies thereof.

          3.1.9 Litigation. Except as disclosed on Schedule 3.1.9, no claim, action, suit, proceeding, litigation, arbitration, or investigation is pending or overtly threatened against Seller or PTI, its properties, assets or operations (including the properties of others used in its business), or the transactions contemplated by this Agreement, and no basis therefor is known to Seller. Neither Seller nor its properties, assets or operations is subject to any continuing injunction, judgment, or other order of any court, arbitrator, or governmental agency. To the best of Seller's knowledge, neither it nor PTI is in default under any order, license, regulation, or demand of any federal, state, municipal or other governmental agency or regulatory body or with respect to any order, writ, injunction, or decree of any court.

          3.1.10 Insurance. All policies of insurance against casualty and other losses, public liability insurance and worker's compensation insurance carried by Seller or PTI are listed in Schedule 3.1.10 hereto (including pending claims thereunder) and are in full force and effect. Neither Seller nor PTI has failed to give any notice or present any claim under any insurance policy in due and timely fashion. Except as may be set forth on such schedule, there are no actual, pending or, to the best knowledge of Seller, threatened claims against Seller or PTI which would not come within the scope of such coverages (excluding deductibles) nor are any such policies currently threatened with cancellation. Seller has no knowledge of any material proposed increase in the contributions for worker's compensation or unemployment insurance by Seller.

          3.1.11 Contracts and Agreements. All material agreements and commitments (written or oral) to which Seller or PTI is a party are listed or identified in Schedule 3.1.11 attached hereto. Each of these contracts and agreements is valid, binding and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors rights generally and general principles of equity. Neither Seller nor PTI, and to the knowledge of Seller, no other party is, in arrears in respect of the performance or satisfaction of the terms and conditions to be performed or satisfied on its part under any of these contracts and agreements.

          3.1.12 Real Property. Neither Seller nor PTI owns or leases any real property.

          3.1.13 Compensation of Employees. Schedule 3.1.13 hereto lists the name and current annual compensation (including bonuses and commissions) of each director and officer of Seller or PTI and each other employee of or consultant to Seller or PTI; and the name of each retired employee, officer, or director, if any, of Seller or PTI who is receiving or is entitled to receive any payments not covered by any Employee Benefit Plan and his or her age, sex, and current unfunded pension benefits.

          3.1.14  Bank Accounts; Safe Deposit Boxes.  Schedule
3.1.14 attached hereto lists the name of each bank in which Seller has an account or safe deposit box and the names of all persons authorized to draw thereon or to have access thereto.

          3.1.15 Benefits Plans. Schedule 3.1.15 attached hereto is a complete list of all employee benefit plans, as such term is defined in Section 3(3) of the Employee Retirement Income
Security Act of 1974, as amended ("ERISA"), life insurance, hospitalization, medical and dental plans, severance, executive compensation, bonus, deferred compensation, pension, retirement, profit sharing, excess benefit, stock purchase and option plans
(including multi-employer and multiple employer plans), and all other plans, arrangements or practices whether written or oral, qualified or nonqualified, sponsored, maintained, contributed to or required to be contributed to by Seller or any trade or business whether or not incorporated that together with Seller is treated as a "single employer" under Code Section 414(b), (c),
(m) or (o) and the rules and regulations promulgated thereunder
(referred to as "ERISA Affiliate") (each such plan is hereinafter referred to as an "Employee Benefit Plan"). Neither Seller nor its ERISA Affiliates maintains or has any liability in respect of any Employee Benefit Plan which is not disclosed on Schedule
3.1.15. Each Employee Benefit Plan has been operated and administered in accordance with its provisions and is in compliance in all respects with all applicable federal and state laws, rules and regulations governing each such plan including but not limited to ERISA, the Code, and COBRA. There have been no non-exempt "prohibited transactions" within the meaning of
Section 4975 of the Code or Section 406 of ERISA. Neither Seller nor any ERISA affiliates has sponsored, ever maintained, or contributed to an Employee Benefit Plan that is subject to Title
IV of ERISA.  Each Employee Benefit Plan intended to be
"qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code. No Employee Benefit
Plan provides benefits, including without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Seller or any ERISA affiliate beyond their retirement or other termination of service other than coverage mandated by COBRA. There is no pending or threatened assessment, complaint, proceeding, voluntary compliance application or investigation of any kind in any court or government agency with respect to any Employee Benefit Plan.
All benefits, expenses and other amounts due and payable under any Employee Benefit Plan and all contributions, transfers, or payments required to be made to any Employee Benefit Plan, have been paid or made, accrued, and booked. With respect to each Employee Benefit Plan, Seller has heretofore delivered to the Buyer true and complete copies of any documents requested by the Buyer.

          3.1.16 Permits and Licenses; Compliance with Applicable Laws. To the best of Seller's knowledge, Seller and PTI have all permits, licenses, orders, and approvals of federal, state, local or foreign governmental or regulatory bodies (if any) that are required in order to permit them to carry on their respective businesses as presently conducted. All licenses and permits held by Seller are listed on Schedule 3.1.16. The conduct by Seller and PTI of their businesses and the use of their properties does not violate any law, ordinance, rule or regulation currently in effect, or, to the knowledge of Seller, to be in effect, the enforcement of which would have a material adverse effect on the business or properties of Seller or PTI.

          3.1.17 Environmental Matters. Seller, PTI, and any other person or entity for whose conduct they are or may be held responsible have no liability under, have never violated, and are presently in compliance with all Environmental Laws applicable to the properties owned, leased or used by such parties
("Properties") and any facilities and operations thereon, and, to the best of Seller's knowledge, there exists no Environmental
Condition with respect to the Properties or any facilities or operations thereon. Neither the Seller, PTI, nor Castel, nor to the best of Seller's knowledge any other person, has generated, manufactured, refined, transported, treated, stored, handled, disposed, transferred, produced, or processed any Hazardous
Material or any solid waste on, under or about the Properties.
Seller has no knowledge of the Release or threat of Release of any Hazardous Material at or in the vicinity of the Properties.
Neither the Seller, PTI, nor Castel has received notice under the citizen suit provision or any Environmental Law in connection with the Properties or any facilities or operations thereon. As used in this Agreement, "Environment" means soil, surface waters, strata, ambient air, and any environmental medium; "Environmental Condition" means any condition with respect to the Environment on or off the Properties, whether or not yet discovered, that could or does result in any damage, loss, cost, expense, claim, demand, order, or liability to or against Seller, PTI, Castel or Buyer by any third party (including, without limitation, any government entity), including, without limitation, any condition resulting from the operation of Company business or any activity or operation in the vicinity of the Properties or any activity or operation formerly conducted by any person or entity on or off the Properties; "Environmental Law" means any environmental or health and safety related law, regulation, rule, ordinance, by-law, order or determination of any governmental or judicial authority at the federal, state or local level, whether existing as of the date hereof, previously enforced or subsequently enacted; "Hazardous Material" includes, without limitation, any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum product, asbestos, polychlorinated biphenyls, underground storage tanks and the contents thereof or any other material defined in or regulated pursuant to any Environmental Law, whether existing as of the date hereof, previously enforced, or subsequently enacted, including, without limitation, the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental
Response, Compensation and Liability Act, as amended, the Federal
Clean Water Act, as amended, the Toxic Substances Control Act, as amended, and the Hazardous Materials Transportation Act, as amended; and "Release" means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, dumping or migrating into the Environment.

          3.1.18 Approvals and Consents; Effect of this Agreement. Except as disclosed on Schedule 3.1.18, no consent, authorization or waiver by, or filing with, any governmental agency or any other person not a party to this Agreement is required to be obtained or made by Seller or PTI in connection with the execution or performance of this Agreement or the taking of any action contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not, with or without the giving of notice or the passage of time: (i) violate any law, ordinance, rule or regulation applicable to Seller or PTI; (ii) violate any judgment, writ, injunction or order of any court, arbitrator or governmental agency applicable to Seller or PTI;
(iii) conflict with any provision of the Articles of Incorporation or By-Laws of Seller or PTI; or (iv) conflict with, result in the breach of any provision of, result in the modification or termination of, require the consent of any other parties to, or impose any lien or constitute a default under, any contract or other agreement of any private or governmental license or franchise held by, or any other agreement or instrument to which Seller or PTI is a party, by which Seller or PTI or any of their properties or assets is bound, or from which Seller or PTI derives benefit.

          3.1.19    Finder.  There is no firm, corporation,
agency or other person that is entitled to a finder's fee or any type of commission in relation to or in connection with transactions contemplated by this Agreement as a result of any agreement or understanding with Seller.

          3.1.20 Amounts Due from Officers. Except as set forth on Schedule 3.1.20 hereto, there will be no accounts receivable, notes receivable or any other amount due from officers or directors of Seller at the Closing Date.

          3.1.21 Ownership of PTI. Seller is the owner of at least 90% of the stock of PTI.

          3.1.22 Title to Assets. On the Closing Date, Seller will have full right and title to all of the Assets, free and clear of any liens or claim of right other than those reflected in the Financial Statements. There are no claims of any shareholder of PTI against such Assets.

          3.1.23 Effectiveness of the Merger. On the Closing Date, the Merger (as defined in Section 6.5 hereof) will be effective under applicable state law and Seller and PTI will have complied with all relevant federal, state, and local laws for which compliance is necessary to consummate the Merger (as defined in Section 6.5 hereof) and the transactions contemplated by this Agreement.

     3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

          3.2.1 Good Standing, Corporate Power. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of Delaware and has all requisite corporate power to enter into this Agreement and perform its obligations hereunder.

          3.2.2 Finder. There is no firm, corporation, agency or other person that is entitled to a finder's fee or any type of commission in relation to or in connection with the transactions contemplated by this Agreement as a result of any agreement or understanding with Buyer.

          3.2.3 Execution, Delivery, Performance and Effect of Agreement. The execution, delivery and performance of this Agreement by Buyer and consummation of the transactions contemplated hereby by Buyer have been approved or will be approved prior to the Closing Date by all requisite corporate action by Buyer. This Agreement has been duly and validly executed and delivered on behalf of Buyer and constitutes a valid and binding obligation of Buyer enforceable in accordance with its terms.

          3.2.4 Litigation. There is no injunction, order or decree of any court or administrative agency or any such action or proceeding pending or, to the Buyer's knowledge, threatened against the Buyer to restrain or prohibit the consummation of the transactions contemplated hereby.

          3.2.5     Approvals and Consents; Effect of this
Agreement. No consent, authorization or waiver by, or filing with, any governmental agency or any other person not a party to this Agreement is required to be obtained or made by Buyer in connection with the execution or performance of this Agreement or the taking of any action contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not, with or without the giving of notice or the passage of time: (i) violate any law, ordinance, rule or regulation applicable to Buyer; (ii) violate any judgment, writ, injunction or order of any court, arbitrator or governmental agency applicable to Buyer;
(iii) conflict with any provision of the Certificate of Incorporation or By-Laws of Buyer; or (iv) conflict with, result in the breach of any provision of, result in the modification or termination of, require the consent of any other parties to, or impose any lien or constitute a default under, any contract or other agreement of any private or governmental license or franchise held by, or any other agreement or instrument to which Buyer is a party, by which Buyer or any of its properties or assets is bound, or from which Buyer derives benefit, other than violations, defaults or conflicts which would not materially affect the ability of Buyer to consummate the transactions provided for in this Agreement.


4    CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

     The obligations of Buyer to consummate the transactions contemplated at the closing are subject to the fulfillment on the Closing Date of each of the conditions set forth in this Article
4. In the event each of the conditions set forth in this Article 4 is not fulfilled on the Closing Date, the Closing Date shall be delayed until such time as any unsatisfied conditions are satisfied; provided, however, that if all unsatisfied conditions are not satisfied or waived by January 1, 1998 for any reason other than a breach hereof by Buyer, this Agreement shall terminate and $130,000.00 of the advance made by Buyer pursuant to Section 1.3.2 hereof shall be refunded to Buyer. Buyer may waive any or all of these conditions in whole or in part in writing without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by Buyer of any of its other rights or remedies if Seller shall be in default of any of its representations, warranties or covenants under this Agreement.

     4.1 Representations, Warranties and Agreements. On the Closing Date, all the representations and warranties of Seller contained in this Agreement shall be true and correct as of that date, and all of the agreements of Seller which are provided in this Agreement to be performed at or prior to the closing shall have been performed.

     4.2 Authorization of Agreements. All action on the part of Seller to authorize the execution, delivery and performance of this Agreement and the other agreements contemplated by this Agreement, and the consummation of the transactions contemplated herein and therein, shall have been duly and validly taken by Seller.

     4.3  No Adverse Change or Loss.  During the period from
December 31, 1996 to the Closing Date, there shall not have been any material adverse change or any material loss or damage to the assets or business of Seller.

     4.4 Governmental or Private Actions. No action, suit or proceeding by any governmental body or authority, or by any private third party, seeking to restrain the transactions contemplated by this Agreement or its consummation, shall have been threatened or instituted and remain pending on or before the Closing Date. No order of any court of competent jurisdiction shall be effective on the Closing Date restraining the transactions contemplated by this Agreement.

     4.5 Agreements and Consents. All consents of any persons, which are necessary to be obtained by Seller for the consummation of the transactions contemplated by this Agreement, shall have been obtained and delivered to Buyer on or before the Closing Date.

     4.6  Cal-Med Stock Purchase Agreement.  The Stock Purchase
Agreement, dated of even date herewith, between John Beach, Curtis Beach and Buyer (the "Cal-Med Stock Purchase Agreement") shall have been consummated.

     4.7  HC Stock Purchase Agreement.  The Stock Purchase
Agreement, dated of even date herewith, between John C. Castel, Dawn Castel and Buyer (the "HC Stock Purchase Agreement") shall have been consummated.

     4.8 The Merger. The Merger (as defined in Section 6.5 hereof) shall have been consummated.

     4.9  Contribution of Funds.  The funds referred to in
Section 6.6 hereof shall have been contributed to Seller.


5    CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

     The obligations of Seller to consummate the transactions contemplated at the closing are subject to the fulfillment at the closing of each of the conditions set forth in this Article 5.
In the event each of the conditions set forth in this Article 5 is not fulfilled on the Closing Date, the Closing Date shall be delayed until such time as any unsatisfied conditions are satisfied; provided, however, that if all unsatisfied conditions are not satisfied or waived by January 1, 1998, this Agreement shall terminate and $130,000.00 of the advance made by Buyer pursuant to Section 1.3.2 hereof shall be refunded to Buyer. Seller may waive any or all of these conditions in whole or in part in writing without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by Seller of any of its other rights or remedies if Buyer shall be in default of any of its representations, warranties or covenants under this Agreement.

     5.1 Representations, Warranties and Agreements. On the Closing Date, all the representations and warranties of Buyer contained in this Agreement shall be true and correct as of that date, and all of the agreements of Buyer which are provided in this Agreement to be performed at or prior to the closing shall have been performed.

     5.2 Authorization of Agreements. All action on the part of Buyer necessary to authorize the execution, delivery and performance of this Agreement and the other agreements contemplated by this Agreement, and the consummation of the transactions contemplated herein and therein, shall have been duly and validly taken by Buyer.

     5.3 Governmental or Private Actions. No action, suit or proceeding by any governmental body or authority or any private third party, seeking to restrain the transactions contemplated by this Agreement, shall have been threatened or instituted and remain pending on or before the Closing Date. No order of any court of competent jurisdiction shall be effective on the Closing Date restraining the transactions contemplated by this Agreement.

     5.4 Agreements and Consents. All consents of any persons, which are necessary to be obtained by the Buyer for the consummation of the transactions contemplated by this Agreement, shall have been obtained and delivered to Buyer on or before the Closing Date.

     5.5  Cal-Med Stock Purchase Agreement.  The Cal-Med Stock
Purchase Agreement shall have been consummated.

     5.6  HC Stock Purchase Agreement.  The HC Stock Purchase
Agreement shall have been executed and delivered by the Castels and Buyer and shall be in full force and effect.


6    COVENANTS OF THE PARTIES

     6.1 Conduct. Except as provided by this Agreement or as Buyer may otherwise consent in writing, prior to the Closing Date, Seller will not enter into any transaction, take any action or permit any event to occur which would result in any of the representations and warranties contained in this Agreement not being true and correct immediately after such transaction has been entered into or consummated or such event has occurred. Except as provided by this Agreement or as Seller may otherwise consent in writing, prior to the Closing Date, Buyer will not enter into any transaction, take any action or permit any event to occur which would result in any of the representations and warranties contained in this Agreement not being true and correct immediately after such transaction has been entered into or consummated or such event has occurred.

     6.2  Further Assurances.   At the request of Buyer, Seller
will promptly execute and deliver to Buyer all such further assignments, endorsements, and other documents as Buyer may reasonably request in order to consummate the transactions contemplated by this Agreement. At the request of the Seller, Buyer will execute and deliver to Seller all such further documents as Seller may reasonably request in order to consummate the transactions contemplated by this Agreement.

     6.3 Confidentiality. Pending consummation of the transactions contemplated by this Agreement, all information furnished by one party to another in connection with this Agreement shall be kept confidential. If, for any reason, the transactions contemplated by this Agreement are abandoned, Buyer shall return to Seller all information furnished to Buyer and none of such information shall be used or disseminated by Buyer in any manner or for any purpose.

     6.4 Payment of Reimbursable Liabilities. Within a reasonable time after receipt of the payments referred to in Sections 1.3.1 and 1.3.3 hereof, Seller will cause the Reimbursable Liabilities of PTI and Seller, including, without limitation, those reflected on Schedule 6.4 and those incurred in the ordinary course of business after the date of such schedule, to be paid. Furthermore, Seller hereby agrees to indemnify and hold harmless Buyer against and in respect of any and all claims relating to the Reimbursable Liabilities for which Seller received payment pursuant to Section 1.3.1 or 1.3.3 hereof.

     6.5 Merger. Upon completion of the necessary filings with the Securities and Exchange Commission, Seller will cause PTI to be merged with and into Seller pursuant to the Kansas short-form merger statute (the "Merger").

     6.6 Contribution of Funds. Castel hereby agrees to contribute to Seller, before or upon the consummation of the Merger, all funds necessary to pay any amounts required to be paid to the minority shareholders of PTI as a result of the Merger, including any amounts to which such shareholders might be entitled pursuant to the exercise of dissenter's rights.


7    INDEMNIFICATION

     7.1  Indemnification.

          7.1.1 Scope of Indemnification. Each party (the "Indemnifying Party") shall indemnify and hold harmless the other party, and any agent, employee, affiliate, successor or nominee of such party, or the officers, directors, shareholders, subsidiary (which shall include ACP), affiliates, employees and agents of each of the aforesaid (collectively referred to hereinafter as "Indemnified Parties") against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties and actual attorneys' fees and costs, that they shall incur or suffer, which arise, result from, or relate to:

               7.1.1.1   Any representation or warranty of the
Indemnifying Party contained in this Agreement or in any schedule, certificate or exhibit furnished or to be furnished by the Indemnifying Party under this Agreement being untrue or inaccurate in any material respect.

               7.1.1.2     Any breach of or failure by the
     Indemnifying Party to perform any of such party's covenants, or agreements in this Agreement.

               7.1.1.3 In the case of Seller only, any tax deficiencies arising out of tax returns filed by Seller or PTI with the Internal Revenue Service, any state taxing authority or any other governmental entity prior to the Closing Date. This indemnification shall apply with respect to any deficiencies assessed and any interest and penalties due thereon and shall apply when such deficiency, interest and/or penalty is assessed regardless of the expiration of the general warranties hereunder.

          7.12 Extent of Indemnities. The indemnities extended hereby by an Indemnifying Party to each and all of the Indemnified Parties shall be full and complete indemnities to the extent permitted by law, including but not limited to, indemnity against any sums paid or liabilities incurred in the settlement of and expenses paid or incurred in connection with claims, suits or judgments arising out of this Agreement, expenses paid or incurred in enforcing the terms of this indemnity, in procuring or attempting to procure release from liability or in recovering or attempting to recover losses or expenses paid or incurred. In no event, however, shall the total liability of the Seller and Castel exceed the total payments received by Castel pursuant to the HC Stock Purchase Agreement less any liability he may have pursuant to the indemnification provisions of such agreement.

          7.13 Obligations of Indemnifying Party. The obligations of an Indemnifying Party hereunder shall arise at such time, if any, that any claim is made, by suit or otherwise, or loss is incurred in any manner whatsoever by any Indemnified Party, and the entry of judgment or the litigation of any claim shall not be a condition precedent to the obligations of Seller arising under this indemnity.

          7.14 Offsets. Any amount payable by Seller and Castel to Buyer pursuant to this Article 7 or Section 6.4 hereof shall be limited to, and may be offset by Buyer against, cash payments due to Castel under the HC Stock Purchase Agreement at the time such indemnity is due.

          7.1.5 Limitation to Buyer's Loss - De Minimis. All indemnification payments by Castel hereunder shall be limited to Buyer's actual loss, net of any reimbursements by insurance companies or other third parties. Buyer shall not be entitled to recover any loss for breach of warranty unless aggregate losses to which indemnification shall apply exceed $50,000, in which event the full amount, including the first $50,000, shall be due.

     7.2 Defense of Claim. The Indemnified Parties shall promptly notify the Indemnifying Party of the existence of any claim, demand, assessment or other matter to which the indemnification obligations of the Indemnifying Party would apply, and shall give the Indemnifying Party reasonable opportunity to defend the same at its own expense and with mutually acceptable counsel; provided that the Indemnified
Parties shall at all times also have the right to fully participate in the defense at their own expense. If the Indemnifying Party shall, within a reasonable time after this notice, fail to defend, the Indemnified Parties shall have the right, but not the obligation, to undertake the defense of and to compromise or settle (exercising reasonable business judgment) the claim or other matter on behalf, for the account, and at the risk of the Indemnifying Party. If the claim is one that cannot by its nature be defended solely by the Indemnifying Party then the Indemnified Parties shall make available all information and assistance that the Indemnifying Party may reasonably request in connection with such defense.


8    GENERAL PROVISIONS

     8.1 Survival. All of the representations, warranties and agreements contained herein shall survive the closing date until February 28, 2002.

     8.2 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly agreed to, each of the parties hereto shall pay its or his own expenses and the fees and expenses of its or his counsel and accountants and representatives.

     8.3 Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. The waiver by Buyer or Seller of any of the conditions precedent to its or their respective obligations under this Agreement shall not preclude it or them from seeking redress for breach of this Agreement.

     8.4 Notices. All notices and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied, or mailed, registered first class mail, postage prepaid, return receipt requested, to the party to whom the same is so delivered or mailed:


          if to Seller, to:

               CASTEL HOLDINGS, INC.
               Attn: John C. Castel
               2808 McKinney #257
               Dallas, Texas 75204
               Telephone:
               Facsimile:

          and

               John C. Castel
               2802 McKinney #257
               Dallas, Texas 75204
               Telephone:

          with a copy to:

               Howard Mick
               Stinson, Mag & Fizzell, P.C.
               1201 Walnut, Suite 2800
               Kansas City, Missouri 64106
               Telephone: (816) 691-3175
               Facsimile: (816) 691-3495

          if to Buyer, to:

               SUNDANCE REHABILITATION CORPORATION
               101 Sun Lane, N.E.
               Albuquerque, New Mexico 87109
               Telephone: ______________
               Facsimile: ______________
               Attn: Warren McInteer

          with a copy to:

               Andrew Demetriou
               Jones, Day, Reavis & Pogue
               555 West 5th Street, Suite 4600
               Los Angeles, CA  90013
               Telephone:  (213) 489-3939
               Facsimile:  (213) 243-2539

or to such other address as any of the above shall have specified by notice hereunder.

     8.5 Assignment. In the event the obligations of any party under this Agreement shall be assigned, the assigning party shall continue to be responsible for the performance of such obligations by the the assignee.

     8.6 Entire Agreement; Amendments. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and undertakings, oral or written. This Agreement may not be changed or terminated orally, and may only be changed or terminated by a writing signed by the party against whom such change or termination is sought.

     8.7 Binding Effect; Benefits. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     8.8 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     8.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     8.10 Rules of Construction. In this Agreement, unless the context otherwise requires, words in the singular include the plural and in the plural include the singular, and words of the masculine gender include the feminine and the neuter, and when the sense so indicates words of the neuter gender may refer to any gender.

     8.11 Governing Law; Choice of Forum. The validity, performance and enforcement of this Agreement shall be governed by the laws of the State of New Mexico without regard to the principles of conflict of laws thereof. The parties hereby submit to the jurisdiction of the state and federal courts of New Mexico.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the day and date first above written.

                                        BUYER:

                                        SUNDANCE REHABILITATION CORPORATION
                                        a Delaware corporation


                                        By: _____________________
                                        Name:____________________
                                        Its:_____________________


                                        SELLER:

                                        CASTEL HOLDINGS, INC.
                                        a Kansas corporation


                                        By: _____________________
                                        Name:____________________
                                        Its:_____________________


                                        _________________________
                                        John C. Castel

SCHEDULES

Schedule 1.1        -    Balance Sheet
Schedule 1.1.1      -    Property and Equipment
Schedule 1.1.2      -    Intellectual Property
Schedule 1.1.5      -    Prepaid Expenses
Schedule 1.1.6      -    Manufacturing and Distribution
                         Agreements
Schedule 1.5        -    Allocation of Consideration
Schedule 3.1.3      -    Permitted Encumbrances
Schedule 3.1.6      -    Accrued Liabilities
Schedule 3.1.7      -    Disclosed Changes or Events
Schedule 3.1.8      -    Agreements Extending Assessment Periods
Schedule 3.1.9      -    Litigation
Schedule 3.1.10     -    Insurance
Schedule 3.1.11     -    Agreements and Contracts
Schedule 3.1.13     -    Compensation of Employees and
                         Consultants
Schedule 3.1.14     -    Bank Accounts
Schedule 3.1.15     -    Employee Benefit Plans and Employment
                         Agreements
Schedule 3.1.16     -    Licenses and Permits
Schedule 3.1.18     -    Approvals & Consents Needed
Schedule 3.1.20     -    Amounts Due from Officers
Schedule 6.4        -    Liabilities to be Paid upon
                         Reimbursement